Dolly Varden Silver Intersects 3.34 g/t Gold over 120
meters, including 216 g/t Gold over 0.52 meters and
166 g/t Gold over 1.30 m in Step-out Hole at
Homestake Silver Deposit

VANCOUVER, BC, October 01, 2025, Dolly Varden Silver Corporation (TSX-V: DV | NYSE MKT: DVS | FSE: DVQ) (the "Company" or "Dolly Varden") is pleased to report a significant gold intercept from a 2025 step-out drill hole at the Homestake Silver deposit. Hole HR25-456 intersected 3.34 g/t Au over 120 meters, including 216 g/t Au over 0.52 meters and 166 g/t Au over 1.3 meters. The hole is a 45-meter step-out along strike from hole HR24-433 and 30 meters up dip from hole HR24-451 (both holes previously released February 3, 2025) confirming both continuity and growth potential outside of current Mineral Resources. Approximately 40% of the 2025 seasons 55,000 meter planned drill program at the Company's 100% owned Kitsault Valley Silver and Gold Project targeted the Homestake Silver Deposit to expand and infill zones of high-grade gold mineralization. The deposit remains open for expansion, with gold mineralization vectoring to the Homestake Main Deposit, along strike to the north of the Homestake Silver Deposit.

Homestake Silver step out:

HR25-456: 3.34 g/t Au over 120 meters, including 216 g/t Au over 0.52 meters and

 166 g/t Au over 1.3 meters

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 75% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

"These gold results from a step-out hole at the Homestake Silver Deposit confirm that the deposit continues to grow beyond the current mineral resource estimate. These results demonstrate the strength of the high-grade gold system, potentially a separate and overlapping event from high-grade silver mineralization at the deposit; this deposit is potentially a key driver of future project development," said Shawn Khunkhun, CEO of Dolly Varden Silver.

Ongoing Drill Program

Five diamond drills are currently nearing completion of the 2025 drill program across the Kitsault Valley and Big Bulk Projects. At Homestake Silver, drilling has focused on expanding and infilling areas of high-grade gold mineralization. Additional drilling is testing outside the current resource. Additional results from the Homestake Silver gold zone, Wolf Vein silver mineralization extension, Big Bulk copper-gold porphyry system as well as other exploration targets will be reported as assays are received.

The Company is using directional drilling technology to precisely target areas for step-out and infill holes at Homestake Silver. HR25-456 is one of three holes drilled from the same pad, designed to extend the wide, high-grade plunging zone and test outside the current mineral resource model. The drill hole is approximately a 45-meter step-out along strike from previous intersects.

Figure 1.  Plan of Homestake >0.1g/t Au mineralized zones (in red) highlighting all 2025 drilling completed to date with lithology on drill trace.

Figure 2.  Longitudinal Section of Homestake Silver with mineralization envelope in red. Shallow north plunging zone of wider mineralized zone with multi narrower high grade gold veins shown in yellow. Drill holes HR24-433 and HR24-451 were previously released (see February 3, 2025 news)

Homestake Silver

The Homestake Ridge deposits are interpreted as structurally controlled, multi-phase epithermal vein stockwork and vein breccia system hosted in Jurassic Hazelton volcanic rocks. Mineralization consists of pyrite, +/- galena and sphalerite, with visible gold in a silica breccia matrix. The northwest trending structural corridor hosts multiple subparallel structures that control high-grade gold and silver shoots within a broader mineralized enveloper.

Although historically considered a silver-rich gold deposit, recent drilling at Homestake Silver has define a shallow north plunging dilation zone that is defined by a wide mineralized interval with increased frequency of high-grade gold veins and vein breccias which shows a shift towards a gold-rich system towards the north. The deposit remains open along plunge and at depth.

Figure 3.    Core from Homestake Silver hole HR25-456. Mineralization hosted in multi phase vein and vein breccias with strong pyrite, chalcopyrite, galena, sphalerite and visible gold.

Figure 4.    Drill core from Homestake Silver drill hole HR25-456. Mineralization hosted in multi phase vein and vein breccias with strong pyrite, chalcopyrite, galena, sphalerite and visible gold

Figure 5.    Cross section of HR25-456 at Homestake Silver deposit with projected mineralized zone (in red).

Table 1: Drill Hole Assays from Homestake Main

Target	Hole ID	From (m)	To (m)	Length (m)*	Au (g/t)	Ag (g/t)	Base Metals (%)
Homestake Silver	HR25-456	409.00	529.00	120.00	3.34	3
	including	409.00	469.00	60.00	6.37	5
	including	417.00	417.52	0.52	216	138	1.01% Cu
	including	420.72	421.37	0.65	22	14
	including	422.50	423.80	1.30	166	79	0.16% Cu, 1.92% Pb & 2.23% Zn
	including	511.00	512.00	1.00	3.11	8

*All intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 75% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.

Table 2: Drill hole data for Homestake Silver hole reported in this release

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
HR25-456	463516	6179218	843	232	-48	657

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen on a 1.0kg sample may be completed on high-grade gold samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden, the "Qualified Person" as defined by NI 43-101 has reviewed and approved the scientific and technical information contained in this news release.  Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. Including the Kitsault Valley Project, the Company has consolidated approximately 100,000Ha of prospective tenure in the Golden Triangle with 5 past producing high-grade silver mines including Dolly Varden, Torbrit, Porter Idaho, Mountain Boy and Esperanza historic mines. The 163 sq. km. Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.